Exhibit 4.4
Description of Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2020, Wheeler Real Estate Investment Trust, Inc. (“WHLR”, the “Company” or “our”) had four classes of securities: our common stock, par value $0.01 per share (“Common Stock”), Series A Preferred Stock, no par value per share (“Series A Preferred”); Series B Convertible Preferred Stock, no par value per share (“Series B Preferred”) and Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Preferred”). Series A Preferred, Series B Preferred and Series D Preferred are collectively referred to “Preferred Stock” hereinafter. As of December 31, 2020, the Company had authority to issue 33,750,000 shares of stock consisting of the following:
•18,750,000 Common Stock authorized, 9,703,874 of which were issued and outstanding;
•4,500 Series A Preferred authorized, 562 of which were issued and outstanding;
•5,000,000 Series B Preferred authorized, 1,875,748 of which were issued and outstanding; and
•4,000,000 Series D Preferred authorized, 3,600,636 of which were issued and outstanding.

Our Common Stock, Series B Preferred, and Series D Preferred are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”) on the Nasdaq Capital Market exchange. The following is a summary of each class of our securities registered under the Act and is subject to, and qualified in its entirety by reference to the provisions of our Amended and Restated Articles of Incorporation (the “Charter”), Supplementary Articles, as amended and restated and our by-laws, as amended and restated (the “By-Laws”), copies of which are incorporated by reference within the Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020 of which this Exhibit 4.4 is a part. Our Series A Preferred stock is not registered on an exchange for trading and is not included in the following description.

Common Stock

Pursuant to Article V of our Charter, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors of the Company (the “Board”) may reclassify any unissued shares of Common Stock from time to time in one or more classes or series of stock.

With respect to dividend payments and distribution of the Company’s assets upon redemption and upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Common Stock are subject to the prior rights of the holders of any shares of our Preferred Stock.

When and if declared by the Board, the holders of shares of Common Stock are subject to prior rights of the holders of any shares of our Preferred Stock for any dividends declared, paid upon or set aside for the Common Stock in any such year, dividends in cash, stock or otherwise. Any dividends declared but not paid shall be cumulative. No deposit, payment, dividend or distribution of any kind shall be made with respect to the Common Stock unless all dividends payable on the Preferred Stock have been paid.

Preferred Stock

In the event of (i) any voluntary or involuntary liquidation, winding up or dissolution of the Company or (ii) any sale or transfer by the Company of all or substantially all of its assets, the holders of Preferred Stock shall be entitled to receive, prior to and in preference of any distribution or payment upon the Common Stock, an amount per share of Preferred Stock equal to the sum of the Preferred Stock purchase price plus any accrued but unpaid dividends thereon. To the extent the assets and funds available for distribution after payment of all required obligations of the Company are insufficient to make such payment, then the entire assets and funds available for distribution shall be distributed ratably among the holders of the Preferred Stock. Any amounts remaining after payment in full of the holders of the Preferred Stock shall be distributed ratably among the holders of the Common Stock.

Series B Preferred

Holders of Series B Preferred shares have the right to cumulative cash dividends at a rate of 9% per annum of the $25 liquidation preference per share. The Series B Preferred has no redemption rights. However, the Series B Preferred is subject to a mandatory conversion once the 20-trading day volume-weighted average closing price of our Common Stock, $0.01 par value per share, exceeds $58 per share; once this weighted average closing price is met, each share of our Series B Preferred will automatically convert into shares of our Common Stock at a conversion price equal to $40.00 per share. In addition, holders of our Series B Preferred also have the option, at any time, to convert shares of our Series B Preferred into shares of our Common Stock at a conversion price of $40.00 per share of Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of our Series B Preferred shall be entitled to be paid out of our assets a liquidation preference of $25.00 per share, plus an amount equal to all accumulated, accrued and unpaid dividends to and including the date of payment. The Series Preferred B has no maturity date and will remain outstanding indefinitely unless subject to a mandatory or voluntary conversion as described above. Holders of Series B Preferred Stock have no voting rights except as provided by law.

Series D Preferred

The Series D Preferred has a $25.00 liquidation preference per share. Until September 21, 2023, the holders of the Series D Preferred are entitled to receive cumulative cash dividends at a rate of 8.75% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual amount of $2.1875 per share) (the “Initial Rate”). Commencing September 21, 2023, the holder’s will be entitled to cumulative cash dividends at an annual dividend rate of the Initial Rate increased by 2% of the liquidation preference per annum on each subsequent anniversary thereafter, subject to a maximum annual dividend rate of 14%. Dividends are payable quarterly in arrears on or before January 15th, April 15th, July 15th and October 15th of each year. On or after September 21, 2021, the Company, may at its option, redeem the Series D Preferred, for cash at a redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date. The holder of the Series D Preferred may convert shares at any time into shares of the Company’s Common Stock at an initial conversion rate of $16.96 per share of Common Stock. On September 21, 2023, the holders of the Series D Preferred may, at their option, elect to cause the Company to redeem any or all of their shares at a redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date, payable in cash or in shares of Common Stock, or any combination thereof, at the holder’s option.

The Series D Preferred requires the Company maintain asset coverage of at least 200%. If we fail to maintain asset coverage of at least 200% calculated by determining the percentage value of (i) our total assets plus accumulated depreciation and accumulated amortization minus our total liabilities and indebtedness as reported in our financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) (exclusive of the book value of any Redeemable and Term Preferred Stock (defined below)) over (ii) the aggregate liquidation preference, plus an amount equal to all accrued and unpaid dividends, of outstanding shares of our Series D Preferred Stock and any outstanding shares of term preferred stock or preferred stock providing for a fixed mandatory redemption date or maturity date (collectively referred to as “Redeemable and Term Preferred Stock”) on the last business day of any calendar quarter (“Asset Coverage Ratio”), and such failure is not cured by the close of business on the date that is 30 calendar days following the filing date of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable, for that quarter, or the “Asset Coverage Cure Date,” then we will be required to redeem, within 90 calendar days of the Asset Coverage Cure Date, shares of Redeemable and Term Preferred Stock, which may include Series D Preferred Stock, at least equal to the lesser of (i) the minimum number of shares of Redeemable and Term Preferred Stock that will result in us having a coverage ratio of at least 200% and (ii) the maximum number of shares of Redeemable and Term Preferred Stock that can be redeemed solely out of funds legally available for such redemption. In connection with any redemption for failure to maintain the Asset Coverage Ratio, we may, in our sole option, redeem any shares of Redeemable and Term Preferred Stock we select, including on a non-pro rata basis. We may elect not to redeem any Series D Preferred Stock to cure such failure as long as we cure our failure to meet the Asset Coverage Ratio by or on the Asset Coverage Cure Date. If shares of Series D Preferred Stock are to be redeemed for failure to maintain the Asset Coverage Ratio, such shares will be redeemed solely in cash at a redemption price equal to $25.00 per share plus an amount equal to all accrued but unpaid dividends, if any, on such shares (whether or not declared) to and including the redemption date.

Dividends on the Series D Preferred cumulate from the end of the most recent dividend period for which dividends have been paid. Dividends on the Series D Preferred cumulate whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by the Board or declared by us. Dividends on the Series D Preferred Stock do not bear interest. If the Company, fails to pay any dividend within three (3) business days after the payment date for such dividend, the then-current dividend rate increases following the payment date by an additional 2.0% of the $25.00 stated liquidation preference per share, or $0.50 per annum, until we pay the dividend, subject to our ability to cure the failure. On December 20, 2018, the Company suspended the Series D Preferred dividend. As such, the Series D Preferred shares began accumulating dividends at 10.75% beginning January 1, 2019 and will continue to accumulate dividends at this rate until all accumulated dividends have been paid.

Holders of shares of the Series D Preferred have no voting rights. However, if dividends on the Series D Preferred are in arrears for six or more consecutive quarterly periods, the number of directors on the Board will automatically be increased by two, and holders of shares of the Series D Preferred and the holders of shares of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class) will be entitled to vote, at a special meeting called upon the written request of the holders of at least 20% of such stock or at our next annual meeting and at each subsequent annual meeting of stockholders, for the election of two additional directors to serve on the Board, until all unpaid dividends on such Series D Preferred and Parity Preferred Stock, if any, have been paid or declared and a sum sufficient for the payment thereof set apart for payment. The Series D Preferred Directors will be elected by a plurality of the votes cast in the election. The Board of Directors is not permitted to fill the vacancies on the Board of Directors as a result of the failure of the holders of 20% of the Series D Preferred and Parity Preferred Stock to deliver such written request for the election of the Series D Preferred Directors. In addition, holders of shares of the Series D Preferred shall have the right to vote to approve any amendment to the terms of the Series D Preferred Stock. Any such amendment of the terms of the Series D Preferred Stock requires the affirmative vote of two-thirds of the shares of Series D Preferred Stock issued and outstanding.